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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of YM BioSciences Inc.

We consent to the inclusion in this annual report on Form 40-F of:

–
our Independent Auditors’ Report dated September 22, 2011 on the consolidated balance sheets of YM BioSciences Inc. (the “Company”) as at June 30, 2011 and 2010 and the related consolidated statements of operations and comprehensive loss and deficit, and cash flows for each of the years in the three-year period ended June 30, 2011; and

–	our Report of Independent Registered Public Accounting Firm dated September 22, 2011 on the Company’s internal control over financial reporting as of June 30, 2011 each of which is contained in this annual report filed on Form 40-F of the Company for the fiscal year ended June 30, 2011. We also hereby consent to the incorporation by reference of the above mentioned reports in the Registration Statements on Form F-10 (Registration No. 333-175381 and Registration No. 333-107872) and the Registration Statement on Form S-8(Registration No. 333-134410) of the Company.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
September 22, 2011

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